# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Southern First Bancshares, Inc., CIK 0001090009
CUSIP: 842873101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6 Verdae Boulevard, Greenville, South Carolina (SC), 29607
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001218749

## Reporting persons
- Endeavour Capital Advisors Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 580,408; sole dispositive power 0; shared dispositive power 580,408; aggregate amount beneficially owned 580,408 (7.1% of the class)
- Endeavour Regional Bank Opportunities Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 410,738; sole dispositive power 0; shared dispositive power 410,738; aggregate amount beneficially owned 410,738 (5% of the class)
- Laurence M. Austin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 580,408; sole dispositive power 0; shared dispositive power 580,408; aggregate amount beneficially owned 580,408 (7.1% of the class)
- Mitchell J. Katz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 580,408; sole dispositive power 0; shared dispositive power 580,408; aggregate amount beneficially owned 580,408 (7.1% of the class)
- Jonah Marcus: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 580,408; sole dispositive power 0; shared dispositive power 580,408; aggregate amount beneficially owned 580,408 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Southern First Bancshares, Inc.
Address of issuer's principal executive offices: 6 Verdae Boulevard, Greenville, SC 29607

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Southern First Bancshares, Inc. (the "Issuer"): (i) Endeavour Capital Advisors Inc. ("Endeavour"), (ii) Endeavour Regional Bank Opportunities Fund II L.P. (the "Fund"), (iii) Laurence M. Austin, (iv) Mitchell J. Katz and (v) Jonah Marcus.
Address of principal business office or, if none, residence:
Endeavour Capital Advisors Inc.
410 Greenwich Avenue
Greenwich, CT 06830
Citizenship: Endeavour is a Delaware corporation, the Fund is a Delaware limited partnership and Messrs. Austin, Katz and Marcus are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) of this Schedule 13G is hereby incorporated by reference. The ownership percentages are based on approximately 8,165,000 shares of Common Stock as reported in Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on January 28, 2025.
Percent of class:
Endeavour: 7.1%
The Fund: 5.0%
Laurence M. Austin: 7.1%
Mitchell J. Katz: 7.1%
Jonah Marcus: 7.1%
Sole power to vote or to direct the vote:
Endeavour: 0
The Fund: 0
Laurence M. Austin: 0
Mitchell J. Katz 0
Jonah Marcus 0
Shared power to vote or to direct the vote:
Endeavour: 580,408
The Fund: 410,738
Laurence M. Austin: 580,408
Mitchell J. Katz: 580,408
Jonah Marcus: 580,408
Sole power to dispose or to direct the disposition:
Endeavour: 0
The Fund: 0
Laurence M. Austin: 0
Mitchell J. Katz 0
Jonah Marcus 0
Shared power to dispose or to direct the disposition:
Endeavour: 580,408
The Fund: 410,738
Laurence M. Austin: 580,408
Mitchell J. Katz: 580,408
Jonah Marcus: 580,408

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Endeavour Capital Advisors Inc.: /s/ Glenn Hofsess, Glenn Hofsess, Chief Financial Officers (02/14/2025)
- Endeavour Regional Bank Opportunities Fund II L.P.: /s/ Glenn Hofsess, By: Endeavour Capital Advisors Inc., its investment advisor By: Glenn Hofsess, Chief Financial Officer (02/14/2025)
- Laurence M. Austin: /s/ Laurence M. Austin, Laurence M. Austin (02/14/2025)
- Mitchell J. Katz: /s/ Mitchell J. Katz*, Mitchell J. Katz (02/14/2025)
- Jonah Marcus: /s/ Jonah Marcus, Jonah Marcus (02/14/2025)
Comment: * The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.